                                                                       ANNEX C

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SCOTTISH POWER PLC
                           (Name of Subject Company)

                               SCOTTISH POWER PLC
                      (Name of Person(s) Filing Statement)

                Ordinary shares of 42p each ("Ordinary Shares")

American Depositary Shares ("ADSs"), each of which represents four Ordinary Shares
                         (Title of Class of Securities)

                                   81013T804
                     (CUSIP Number of Class of Securities)

                               Sheelagh Duffield
                               Company Secretary
                                1 Atlantic Quay
                                 Glasgow G2 8SP
                                    Scotland
                                 0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:
                              Richard C. Morrissey
                            Sullivan &; Cromwell LLP
                               1 New Fetter Lane
                                London EC4A 1AN
                                    England
                              011 44 20 7959 8900

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                             ScottishPower Update 1
                         Word Document of Utilised Text

                                    Page 1-2
                           Under Offer: what it means

The Board of Scottish  Power plc received a proposed  Offer for our company from
Iberdrola SA on 28 November  2006.  Iberdrola has been attracted by our strength as an integrated  electricity  company and a world leader in the  development of wind  energy.  It is the  Board's  legal  responsibility  to  consider  any such proposal and, if we consider it to be in the best interest of our  shareholders, to put such an Offer to our shareholders for consideration.
During an Offer  Period,  there are strict  guidelines - set out in the UK Offer
Takeover Code - which dictate what  information can be released,  when it should be released and the manner in which it's released.  These supplement the ongoing requirements  of the Stock  Exchange and stipulate that we must inform the Stock
Exchange of material developments in relation to an Offer for our company before anyone  else.  News  services  monitor  the  releases  from the  Stock  Exchange constantly and it is therefore  possible that you will hear news relating to the
Offer via national media before you have been able to access it through  company channels,  particularly  if you are not  desk-based  during  your  working  day.
However, we will do everything within our power to provide accurate and relevant information  direct to our employees as soon as legally  possible.  This will be done through a dedicated section on the intranet or emails, for speed, supported by editions of this Update and face-to-face briefings where appropriate.
This  Offer  Period  will run until  such time as the Offer  from  Iberdrola  is completed or withdrawn.  We will therefore  inform employees of all developments as soon as we are legally allowed.

What has Iberdrola proposed?

Under the terms of the Offer,  ScottishPower  shareholders  will receive 400p in cash and 0.1646 of a new Iberdrola  share for every 4 ScottishPower  share.  The value of this fraction is 365p,  which  reflects the market  closing price of an
Iberdrola  share  on  Monday  27th  November  and an  exchange  rate  of  0.6777
£/EUR.  In addition,  a further  Special  Dividend of 12p per share will be paid to all ScottishPower shareholders,  following a succesful completion of the offer.  Taken  together,  this Offer  values each  ScottishPower  share at 777p.
ScottishPower  shareholders will also continue to receive the dividend announced in our Interim Results.

Now that an Offer has been made, what happens next?

The Board's  recommendation that shareholders of ScottishPower consider and vote if favour of the Offer  from  Iberdrola,  does not  represent  acceptance.  As a publicly-owned company, it is the shareholders who will make the final decision.
The next step is for Iberdrola's  proposed Offer to be formally presented to our shareholders in writing,  and for them to vote on whether or not to accept it at a Court Meeting and an Extraordinary  General Meeting (EGM),  which are expected to take place in April 2007. To proceed,  the Offer must be accepted by at least a majority in number who  represent  75% or more of the  relevant  shareholders, voting either in person or by proxy at the Court Meeting and EGM.

At the same time,  in the EU and US,  competition  authorities  will  review the proposed transaction. Their approval must be received before the transaction can close. If these approvals are all given, then the transaction could be finalised by the end of April 2007.  At this stage,  we  understand  that there is a great deal of  uncertainty  in the minds of all our  employees  in both the UK and US.
There is much to be done before the Offer can be completed.  Our first  priority throughout this entire process is our people, keeping you informed and motivated so that you  continue to perform at the highest  level  possible - for until any transaction is finalised,  we have a legal  responsibility  to our shareholders, among them many employees,  to operate the business as usual. The Executive Team recognises  that these are  difficult  times.  But we ask you all to continue to exhibit the drive that enabled us to achieve the excellent  half-year results in
November.  They are a testament to all the hard work of the past few years.  The
Executive Team is committed to doing this as well.

So what do we mean by business as usual?

Simply,  sustaining  our  excellent  performance  and  delivering  and exceeding against our Operational Goals and targets.

Pull  Quote: We will do  everything in our power to provide  accurate and relevant information direct to our employees as soon as legally possible.

                                     Page 1
                             Philip Bowman Foreword

"As events develop through the course of the current Offer Period, ScottishPower
Update will bring you news and information as soon as it becomes available.  The
Executive Team and I are making a personal  commitment to support  communication through this difficult and uncertain period.
In this first  Update,  we answer some  initial  questions  addressed  to HR and invite you to submit  others using the dedicated  section on the intranet.  This will bring  together all internal and  external  announcements  and  information relating to the Offer Period." Philip Bowman, Chief Executive

                                     Page 1
                              Offer Period Timeline

28 November
£12bn: Valuation of the company by Iberdrola

March 07
Scheme document mailed to shareholders

April 07
Possible date for Extraordinary General Meeting and Court Hearings to approve transaction

                                     Page 2
                              Information Resources

ScottishPower Update will bring you information on developments during the Offer
Period as soon as it is available.

Intranet

Go to the Iberdrola Offer site for the latest  information and an archive of all communications  relating to the Offer Period,  including  regular web casts from
Philip Bowman and PDFs of Update.

All employee emails

As soon as  announcements  have been issued to the Stock Exchange and regulatory authorities,  this information will be shared with employees. You should contact
Group Internal  Communications if you are aware of any message that you have not received.

Face-to-face briefings

As the future  position  starts to be  clarified,  there will be Executive  Team face-to-face staff briefings, answering questions and listening to your feedback and concerns.

                                     Page 2
                                Who is Iberdrola?

Find out more about Iberdrola on its web site at www.iberdrola.es
Click on 'English' in the top left corner.

Iberdrola is a Spanish  electricity  company,  committed to being the consumers'
favourite  company  because  of its  commitment  to  creating  value,  improving people's quality of life and care of the environment.
Its  strategy  is  to  increase   profitability   via  growth,   efficiency  and
international  expansion,  with an underlying  commitment to the environment and sustainable development.
Iberdrola wants to extend its world leadership in the sector of renewable energy and aims to generate  10,000MW through renewable sources by 2011. Supply quality is also a basic pillar of its operations.
The Iberdrola vision is founded on five values:
1) Ethics and  corporate  responsibility:  Iberdrola  is  committed  to the best practices  of  corporate  governance,  the  principles  of  business  ethics and transparency in all areas of activity within the company.
2)  Economic  results:  Iberdrola  has set growth and profit  objectives  in its
Strategic Plan, available at www.iberdrola.es
3) Respect for the environment: Iberdrola is committed to clean energy. It wants its  respect  for the  environment  perceived  and  recognised  as a value  that distinguishes and identifies the company.
4)  Confidence:  Iberdrola  wants to generate  confidence  among all those in or around the company, through permanent dialogue.
5) Sense of belonging:  Iberdrola  endeavours to create  strong,  permanent ties with its  interest  groups,  forging a feeling of  belonging  to an  outstanding company.  "The commitments  assumed by Iberdrola in the vision and values of the company, far from a mere declaration of principles, are put into practice in its everyday activities and in the day-to-day management of the company in all areas of business."

Pull Quote: its strategy is to increase profitability via growth, efficiency and international  expansion,  with an underlying  commitment to the environment and sustainable development.

                                     Page 3
                            Message from Stephen Dunn
                         Director HR and Communications

The past few weeks have been a very difficult time for all of us. Whilst we have been the subject of merger  speculation  before,  the reality of an Offer Period cannot be anything other than a worrying time.
Like many of you, I have been with  ScottishPower  for many years, and witnessed considerable  changes  within the  business  over that time.  I have always been impressed by the way in which we respond as a team;  we focus on the job at hand and continue to deliver for the company.
At times such as these, our colleagues look to HR and  Communications to support their  needs.  Although it is too early yet to provide  full  answers to many of your  questions,  we will share  with you all  relevant  information  as soon as possible and some initial questions are answered on the following pages.
The proposed  transaction must be considered by our shareholders and approved by the relevant  regulatory  authorities.  This is the start of a long process that may take  several  months  to  complete.  In the  meantime  it is vital  that we continue to operate as normal.

Protecting employees

Many of you have asked about the  protection  for employees  within the terms of the proposed transaction.
Iberdrola has a reputation as a good employer and has given the Board assurances that it will honour the contractual terms and conditions,  benefits and existing severance policy of ScottishPower's  employees (including pension rights) for at least two years. Together with Sheelagh Duffield,  our Company Secretary, I have worked with Iberdrola to detail the full benefits and conditions we have enjoyed at ScottishPower. During these discussions, I have been impressed by the similar values and strong relations that Iberdrola  enjoys with its existing  workforce.
We are confident  that  Iberdrola will treat people with dignity and respect and offer appropriate support.
In the  coming  weeks we will seek  clarity  on what  level of  support  will be provided and will share this with you as soon as we can.  Iberdrola  understands that people are very anxious to know what the future holds.  If the  transaction proceeds, it will want to protect the business it has just acquired and ensure a smooth  transition.  Iberdrola knows we have talented people and talented people are always in demand.
Finally, let me assure you that everyone in the Executive Team and within HR and
Communications  is determined  to do the best job we can on your behalf.  We are also determined to respond to your concerns as quickly and openly as we can over the coming months, as the transaction process proceeds.
Thank you for your patience and co-operation.

Pull Quote: we will share with you all relevant information as soon as possible.

                                     Page 4
                               Philip Bowman Quote

"There are many  questions  that I cannot answer today,  but during the meetings and  discussions,  which I and  members  of the  Executive  Team  have  had with
Iberdrola,  it is clear  that it  recognises  the  importance  of the  people in
ScottishPower  to the  ongoing  success  of  its  business.  Iberdrola  strongly believes that the  acquisition  of  ScottishPower  will deliver growth in sales, profits and shareholder value.  Furthermore the enlarged group will have greater scale,  human capital and balance sheet strength to compete more  effectively in the  changing  European  energy  landscape.  "Iberdrola  has  given the Board of
ScottishPower  assurances it will honour the  contractual  terms and conditions, benefits and existing severance policy of ScottishPower's  employees  (including pension  rights) for at least two years.  In addition,  Iberdrola  has agreed to consider and implement  alternative  benefits to replace existing share schemes.
More  information  will follow shortly  regarding any impact on share  schemes."
Philip Bowman, Chief Executive.

                                    Page 4-5
                                      Q&A1

Stephen  Dunn,  Director of HR and  Communications  answers some of your initial questions

The  Directors  will  make a lot of money  out of the  deal.  Haven't  they been motivated by personal gain?
The  Executive  Directors  did not  seek  the bid.  They  have  the  same  legal obligations to all shareholders as the NEDs  (non-executive  directors) and have taken the best  independent  advice.  The offer has been  recommended by the PLC
Board which has a majority of non-executive  directors.  The  recommendation  is made in the best interests of shareholders and for no other reason.

What happens if this offer is not successful?

We have to continue to do the best job we can of running the business during the
Offer Period and during whatever happens after that. It will be difficult but we rely on the  professionalism  of our  people  and we ask  everybody  to keep the businesses in good shape for the future, whatever it may be.

Is Iberdrola  going to sell any part of our business  after the deal closes - we have read in the press that this  might be the case?  We can't  speculate  about what its intentions might be. We can simply stay focused on our business and our people during this period of uncertainty.

If I am part of a business  chosen to be divested what would this mean for me as an employee?

Iberdrola  has not stated that it intends to divest any part of the Company.  If such a situation  were to arise,  we would expect  Iberdrola to deal with people appropriately at the time.

What will the impact be on jobs?  Will jobs be lost as a result of the sale?  If there is a restructure of the business,  what would the selection  process be to populate the new structure?
It will take Iberdrola some time to work through any such implications. However, it has a  reputation  as a good  employer  and such a  process  would  take into account its legal obligations.

Will  there  be  voluntary  redundancy  available?   Will  there  be  compulsory
redundancies  arising from the sale?  It will take  Iberdrola  some time to work through  any such  implications.  As a result,  we do not know what  Iberdrola's intentions are.

Individual Issues

What support will I be offered if I am made redundant?
We believe that  Iberdrola is a good  employer.  We are  confident it will treat people with  dignity and respect and offer  appropriate  support.  In the coming weeks, we will seek clarity on what support will be provided and will share this with you as soon as we can.

Will my service with ScottishPower count as continuous employment?
Assurances have been given that Iberdrola will honour the contractual  terms and conditions,  benefits and existing severance policy of ScottishPower's employees
(including pension rights) for at least two years.

Will my contract be honoured? What will happen to my salary and bonus benefits?
Iberdrola  has  given  the  Board  assurances  that  the  existing   contractual
employment  rights of all employees will be fully safeguarded for a period of at least two years.

What happens to my share options and/or performance shares?
The rules of the ScottishPower plans are unchanged. If the offer is completed as proposed,  it will constitute a takeover in terms of plan rules. We will provide more information about what this means to individuals as soon as possible.

When will I know if I still have a job?
It will take  Iberdrola  some time to work  through the  detailed  implications.
However, it has a reputation as a good employer and understands that many people will be very anxious to know what the future holds. It will also want to protect the business it has just acquired. It knows we have talented people and talented people  are always in demand.  However,  in the event that some  people are made redundant, Iberdrola has agreed to honour our severance policies for a period of two years from completion of the transaction.

If I am made redundant, how will my compensation be calculated?
We have redundancy or severance arrangements already in place in most locations.
Where these are  statutory,  the  statutory  provisions  will continue to apply.
Where these are  contractual  or negotiated  schemes we have provided  Iberdrola with details and  Iberdrola  has  undertaken  to apply these for a period of two years from completion of the transaction.

What will happen to my pension?

Iberdrola shall continue,  for a period of two years from the effective date, to provide  ScottishPower's  current  employees with  retirement and death benefits that are no worse than those to which each employee is currently entitled.  This applies to all ScottishPower's  current employees and not just those who benefit from statutory  protection under the Electricity  (Protected Persons) (Scotland)
Regulations 1990.

I am on  secondment  currently  within SP and wish to  return to my  substantive role.
Can I make this happen?
The company has an obligation  to continue  with  business as usual.  Therefore, there is no reason for your  secondment to end. Any concerns should be discussed with your line manager on an individual basis.

I have applied for another internal opportunity within ScottishPower.  Can I now withdraw?
There is no reason arising from Iberdrola's  Offer to review any new or existing roles. However, you are free to withdraw your application at any time as per our normal recruitment policy and procedures.

What effect will the takeover have on Corporate functions?
It will take some time for Iberdrola to work through any such implications. As a result, we do not know what Iberdrola's intentions are.

Will there be relocation packages available for those redeployed?
It is too early to consider what, if any,  redeployment  would take place should the transaction be completed.

I don't want to work for Iberdrola? What are my options?
Iberdrola  has a  reputation  as a good  employer and we believe it will provide existing and future employees with an attractive future. However, if the deal is finalised,  individuals  must consider  their own needs and decide  whether they wish to continue as an employee.

What will the impact be on ScottishPower policies and procedures?
There is no intention to amend policies and procedures  during the Offer Period.
However,  as is always the case,  ScottishPower will continue to review policies and procedures on an ongoing basis to ensure they are legally  compliant and fit for purpose.

Could this lead to a change in my terms and conditions?
Existing   contractual  rights  of  all  ScottishPower   employees  will  remain
unaffected  during the Offer  Period and will be  honoured by  Iberdrola  for at least two years afterwards.

How  will  longer  term  pay  deals  be   affected  by  this   takeover   (e.g.,
EnergyNetworks three year deal)?
Assurances  have been given that  contractual  rights,  including pay deals that have consequently been incorporated into terms and conditions,  will be honoured for at least two years post completion of the Offer.

Who will make decisions about my future?

For the time being it is 'business as usual' so your line managers will still be your first line of reporting and supervision.  Obviously,  we will be as helpful as we can in representing the skills, experience and achievements of our people, in any discussions with Iberdrola going forward.

Immediate future
Will you be consulting the union?
Yes.  There  is no  obligation  to  consult,  but  we  have  always  valued  our relationship with employee representatives and continue to do so.

When will this deal be completed?
We expect the process to be completed by the end of April 2007,  but  regulatory clearances could extend this.

How  do  you  expect  us to  work  on a  'business  as  usual'  basis  in  these circumstances?  How do you expect us to meet difficult targets when the business is being sold and we could lose our jobs?
Business as usual will be very  difficult;  but we must do our best to hand over our businesses in the best shape  possible.  The stronger our  performance,  the better the prospects for jobs in the future.  We are a proud business with a lot of  dedicated,  skilled  people who will do the best job they can  whatever  the circumstances.
Will we be offered any retention  incentives to stay until the deal is complete, or work during any  transition  period?
This will be a matter for Iberdrola to judge and act according to  circumstances on a case by case basis.

I am leaving at the end of March under the last  restructure  with good  leavers status.  What  will  this  mean  for me?  Individuals  due to  leave  under  the restructure will not be detrimentally impacted as a result of Iberdrola's Offer.
I am due a bonus  dependent on 2006/07  business  performance.  How will this be
impacted  by  this  takeover?   Business  and  individual  performance  and  any
associated payment will be discussed on an ongoing basis with your manager.

What can we say to our customers, distributors and suppliers, unions and agencies?
Those people who deal with  external  stakeholders  will be fully briefed and we will ensure  that they are fully  informed as the  situation  develops  over the forthcoming months.

Communications

How will I be kept informed of what is happening and how it affects me?

On a general  basis we will use the  intranet to provide the latest  information and an archive of all communication relating to the Offer Period. This area will include  regular  web casts from Philip  Bowman and PDF's of Update.  As soon as announcements have been issued to the Stock Exchange, they will be posted to all
PC-based  employees.  You should  contact Group Internal  Communications  if you become aware of any message that you have not received.  On an individual  basis your line manager and the HR team will deal with questions initially.

                                     Page 6
                              Reading the Headlines
             Media views Offer as a stepping stone on a global stage

ScottishPower agrees to £11.6bn Spanish bid
Iberdrola to buy ScottishPower
ScottishPower agrees £12bn takeover by Spanish giant

The Guardian led its coverage by highlighting that the deal will leave Iberdrola as Europe's third largest utility.  It quoted Philip Bowman; "The combination of the two businesses will enable  ScottishPower to compete on a global scale in an increasingly  competitive environment and the terms offered by Iberdrola provide an attractive price for  ScottishPower  shareholders and allow  shareholders the opportunity to maintain an interest in the enlarged Iberdrola Group."
The report ended by noting that shares in ScottishPower fell 6p to 740p in early trading,  reflecting  disappointment  that the terms of the deal include a paper element  rather  than all cash.
The BBC noted that the deal is the latest in a number of UK takeovers by Spanish companies.  It quoted  Iberdrola that the deal was:  "strategically  attractive, creating a leading European integrated utilities group with a broad geographical presence and a strong platform for future growth".
The Financial Times expected the deal,  which they speculated  would complete in
April 2007, "to be earnings  enhancing from the start." They forecast  operating cost  savings  before tax of  £88m  along with annual  capital  expenditure savings  of  £30m  and an  enterprise  value  for  Iberdrola  of more  than
£43bn.  The FT also quoted early analyst reaction that the deal "was a good price for Scottish Power  shareholders...  it represented a premium of 40 per cent on his bank's calculation of the worth of the sum of the part of the group.
"On this basis,  the chances of another bidder  emerging look slim,  although an all-cash offer might receive consideration."
The FT also highlighted  ScottishPower's  "better than expected interim results, benefiting from its ability to increase coal-fired generation,  which allowed it to cash in on high electricity prices without paying the downstream cost of high gas prices. Its hedging policy also proved successful." The Herald reported that
Iberdrola  employs 17,000 people  worldwide and is a world leader in wind power.
The  Guardian  reflected  that the deal  left  only two of the UK's six  biggest energy companies under British ownership, Centrica and SSE.
The  Independent  quoted Ignacio Galan,  chairman of Iberdrola  saying that "the deal would act as a springboard for further expansion in Europe and the US."
The Times believed Iberdrola had "disappointed  investors with a cash and shares bid that came in lower than expected.
"While  ScottishPower  shares  initially  jumped 1.5 per cent higher on the bid, worth 700p a share, they then fell more than 1 per cent."
The Sunday  Herald  quoted SNP MEP Alyn Smith,  who has written to the  European competition commissioner Neelie Kroes asking her to intervene in the Offer. This is based on  competition  issues  arising as a result of state  aid.  Saturday's
Scotsman speculated that an investigation,  if launched,  may take up to 90 days to complete.

Pull Quote:  The combination of the two businesses will enable  ScottishPower to compete on a global scale.

This  document has been made  available to  shareholders  of  ScottishPower  plc
("ScottishPower").  If Iberdrola, S.A. ("Iberdrola") conducts a tender offer for
securities    of    the    ScottishPower,     ScottishPower    will    file    a
Solicitation/Recommendation  Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by  ScottishPower  with the U.S.  Securities and Exchange  Commission (the "SEC"), as it will contain important  information.
The  Solicitation/Recommendation  Statement  and other public  filings made from time to time by ScottishPower with the SEC are available without charge from the
SEC's website at www.sec.gov and at ScottishPower's  principal executive offices in Glasgow, Scotland.

This  announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any  jurisdiction.  The new
Iberdrola  ordinary  shares will only be distributed  to existing  ScottishPower shareholders.  The new Iberdrola  ordinary shares to be issued to  ScottishPower shareholders  have not  been,  and if they are  issued  pursuant  to a scheme of arrangement will not be,  registered  under the U.S.  Securities Act of 1933, as amended,  or  under  the  securities  laws  of  any  state,  district  or  other jurisdiction  of the United States,  and no regulatory  clearances in respect of the  registration  of the new Iberdrola  ordinary shares have been, or if issued pursuant  to a  scheme  of  arrangement,  will be will  be,  applied  for in any jurisdiction.  In the United States,  if the new Iberdrola  ordinary  shares are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration  requirements of the U.S.  Securities Act of
1933, as amended,  provided by Section 3(a)(10) thereof.  Under U.S.  securities laws applicable to such circumstances, ScottishPower shareholders and holders of
ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates  of Iberdrola  after,  the Effective  Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola ordinary shares and any new Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the  transaction  have not been and will not be  registered  under the US  Securities  Act or under the relevant securities  laws of any state or territory or other  jurisdiction  of the United
States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary Statement Regarding Forward Looking Statements:

The  documents  relating  to  the  Offer  contain  forward-looking   statements,
including for the purposes of the US Private  Securities  Litigation Reform Act.
All statements  other than statements of historical  facts included in documents relating to the Offer may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans',
'believes',    'expects',    'aims',   'intends',   'will',   'should',   'may',
'anticipates',  'estimates', 'synergies', 'cost savings', 'projects', 'strategy'
or  words  or  terms  of  similar   substance  or  the   negative   thereof  are
forward-looking   statements.   Forward-looking  statements  include  statements
relating  to the  following  (i) the  expected  timetable  for  completing  this
transaction,   future  capital  expenditures,   expenses,   revenues,  earnings,
synergies,  economic performance,  indebtedness,  financial condition,  dividend policy, losses and future prospects of Iberdrola,  ScottishPower or the combined company; (ii) business and management strategies and the expansion and growth of
Iberdrola's,  ScottishPower's or the combined company's operations and potential synergies  resulting  from the  Offer;  and  (iii)  the  effects  of  government regulation on Iberdrola's, ScottishPower's or the combined company's business.

THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE.  THEY
HAVE NOT BEEN REVIEWED BY THE AUDITORS OF IBERDROLA OR OF  SCOTTISHPOWER.  THESE
FORWARD-LOOKING  STATEMENTS  INVOLVE KNOWN AND UNKNOWN RISKS,  UNCERTAINTIES AND
OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF
ANY SUCH  PERSON,  OR INDUSTRY  RESULTS,  TO BE  MATERIALLY  DIFFERENT  FROM ANY
RESULTS,   PERFORMANCE   OR   ACHIEVEMENTS   EXPRESSED   OR   IMPLIED   BY  SUCH
FORWARD-LOOKING  STATEMENTS.  THESE  FORWARD-LOOKING  STATEMENTS  ARE  BASED  ON
NUMEROUS  ASSUMPTIONS  REGARDING THE PRESENT AND FUTURE  BUSINESS  STRATEGIES OF
SUCH PERSONS AND THE  ENVIRONMENT IN WHICH EACH WILL OPERATE IN THE FUTURE.  YOU
ARE CAUTIONED  NOT TO PLACE UNDUE  RELIANCE ON THE  FORWARD-LOOKING  STATEMENTS,
WHICH SPEAK ONLY AS OF THE DATE THEY WERE MADE. ALL  SUBSEQUENT  ORAL OR WRITTEN
FORWARD-LOOKING  STATEMENTS ATTRIBUTABLE TO IBERDROLA OR SCOTTISHPOWER OR ANY OF
THEIR RESPECTIVE MEMBERS, DIRECTORS,  OFFICERS,  EMPLOYEES OR ANY PERSONS ACTING
ON THEIR  BEHALF ARE  EXPRESSLY  QUALIFIED IN THEIR  ENTIRETY BY THE  CAUTIONARY
STATEMENT ABOVE. ALL  FORWARD-LOOKING  STATEMENTS INCLUDED IN DOCUMENTS RELATING
TO THE OFFER ARE BASED ON  INFORMATION  AVAILABLE TO  SCOTTISHPOWER  ON THE DATE
HEREOF.  INVESTORS  SHOULD  NOT PLACE  UNDUE  RELIANCE  ON SUCH  FORWARD-LOOKING
STATEMENTS,  AND  SCOTTISHPOWER  DOES NOT UNDERTAKE  ANY  OBLIGATION TO PUBLICLY
UPDATE OR REVISE  ANY  FORWARD-LOOKING  STATEMENTS,  WHETHER  AS A RESULT OF NEW
INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                 ScottishPower

RECOMMENDED CASH AND SHARE OFFER FOR SCOTTISH POWER PLC BY IBERDROLA, S.A.

QUESTION & ANSWER DOCUMENT - ORDINARY SHARES

Q. What has been announced?

A.   On 28 November  2006,  the Board of Iberdrola  S.A.  announced  that it had received the unanimous recommendation of the Board of Scottish Power plc of the terms of an offer for the acquisition of ScottishPower by Iberdrola.

     A copy of the  announcement  is in the  process  of being  posted to all shareholders and is available on the ScottishPower website.

Q. What are the key terms of the offer?

A.   Under the terms of the offer, for each ScottishPower share you will receive
     400 pence in cash plus 0.1646 of a new Iberdrola share. In addition,  it is intended to declare a special dividend of 12 pence per ScottishPower share, to be paid shortly after the offer becomes effective.

Q. So what is the total price per share being offered?

A.   Under the terms of the offer you will receive 400 pence and 0.1646 of a new
     Iberdrola share for each  ScottishPower  share and a special dividend of 12 pence per share.  Based on the closing  share price and exchange rate on 27
     November 2006, the offer values each ScottishPower share at 777 pence.

Q. What are the record and payment dates for the special dividend?

A.   The special  dividend  will be paid to  ScottishPower  shareholders  on the register  on the Scheme  Record  Date (6pm on the  business  day before the scheme  becomes  effective).  The dividend  will be paid shortly  after the scheme becomes effective.

Q. Where will the new Iberdrola shares be listed/traded?

A.   The new shares will be listed in Spain.

Q. Can shareholders choose the split of cash and shares received?

A.   Yes, to a limited extent.  Shareholders  (including  shareholders in the UK and United States) will be given the option to vary the  proportions of new
     Iberdrola  shares and cash they  receive for their  ScottishPower  shares -
     this is called the mix and match facility.  However, this is subject to the elections made by other  ScottishPower  shareholders as the total number of new  Iberdrola  shares and the total amount of cash payable in terms of the offer  will  not be  varied.  If not  all mix and  match  elections  can be satisfied in full, they will be scaled down on a pro rata basis.

Q.   Are there any other alternatives?

A.   Yes,  ScottishPower  shareholders  (other than  shareholders  in the United
     States, Australia,  Canada and Japan) will be able to elect to receive some or all of the cash  consideration in the form of loan notes up to a maximum
     aggregate  amount  of  £750   million  loan  notes.  If  ScottishPower
     shareholders  elect to receive loan notes which, in aggregate,  exceed this cap,  each  shareholder's  entitlement  will be  scaled  down on a pro rata basis.

     Further details are set out in the announcement dated 28 November 2006.

Q. Does this require shareholder approval?

A.   Yes.

It   is  intended  that the  offer  will be  implemented  by way of a scheme  of
     arrangement.   As  such,   the  scheme   will  need  to  be   approved   by
     ScottishPower's  shareholders at a meeting convened by the Court of Session in  Edinburgh.  This requires the approval of a majority in number of those voting who hold 75% by value of the votes cast.

     ScottishPower will also convene an  Extraordinary  General Meeting at which
     ScottishPower's  shareholders  will be  asked to  consider  and pass a special  resolution to approve  certain  elements of the scheme.  This will also require a 75% majority of votes cast.

     In   addition,  the  offer  will  require  to be  approved  by  Iberdrola's shareholders.

Q.   What is the expected timetable?

A.   The definitive details of the offer will be set out in the Scheme Document.
     It is expected  that this will be posted to you in March  2007.  Subject to the  satisfaction of certain  conditions,  it is hoped that the scheme will
     then  become  effective  during  April  2007,  with   consideration   being
     dispatched to  ScottishPower  shareholders  no later than 14 days after the effective  date. On this basis,  it is likely that the EGM will be convened in Spring 2007 - details will be provided in due course.

Q.   When will the ScottishPower shares be delisted?

A.   Subject to FSA  approval,  it is intended  that the shares will be delisted with effect as of or shortly  following the effective  date (expected to be during the second quarter of 2007).

Q.   What if I hold a small number of shares - can I just sell them?

A.   Subject to clarification of certain issues, Iberdrola has agreed to offer a free share dealing facility to ScottishPower  shareholders who own 5,000 or fewer ScottishPower  shares. Under this facility,  the new Iberdrola shares to which these shareholders become entitled will be sold on their behalf at no cost provided they sell their entire holding.

Q.   What currency will future dividends be paid in?

A.   Following completion of the acquisition,  ScottishPower  shareholders will, subject to complying  with certain  conditions,  be able to have  dividends paid on new Iberdrola shares paid in Sterling.

Q.   Will you still pay the final dividend in June 2007?

A.   If the effective date of the acquisition is later than 31 May 2007, a final dividend  will be  declared  by  ScottishPower  which will be  retained  by
     ScottishPower shareholders on the register on such date.

Q.   How does the offer affect the B shares issued in June 2006?

A.   The B shares (and the deferred shares created  following the payment of the single B share  dividend)  are not  included  in the offer  and the  rights attaching to them remain  unchanged.  The B share dividend will continue to be  payable  annually  in  arrears  on 28 May or  such  later  date  as the
     Directors of Iberdrola and/or ScottishPower may determine.

Q. What should I do with my share certificate?

A.   You should  retain it - you are not required to do anything  with it at the moment.

This  document has been made  available to  shareholders  of  ScottishPower  plc
("ScottishPower").  If Iberdrola, S.A. ("Iberdrola") conducts a tender offer for
securities    of    the    ScottishPower,     ScottishPower    will    file    a
Solicitation/Recommendation  Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by  ScottishPower  with the U.S.  Securities and Exchange  Commission (the "SEC"), as it will contain important  information.
The  Solicitation/Recommendation  Statement  and other public  filings made from time to time by ScottishPower with the SEC are available without charge from the
SEC's website at www.sec.gov and at ScottishPower's  principal executive offices in Glasgow, Scotland.

This  announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any  jurisdiction.  The new
Iberdrola  ordinary  shares will only be distributed  to existing  ScottishPower shareholders.  The new Iberdrola  ordinary shares to be issued to  ScottishPower shareholders  have not  been,  and if they are  issued  pursuant  to a scheme of arrangement will not be,  registered  under the U.S.  Securities Act of 1933, as amended,  or  under  the  securities  laws  of  any  state,  district  or  other jurisdiction  of the United States,  and no regulatory  clearances in respect of the  registration  of the new Iberdrola  ordinary shares have been, or if issued pursuant  to a  scheme  of  arrangement,  will be will  be,  applied  for in any jurisdiction.  In the United States,  if the new Iberdrola  ordinary  shares are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration  requirements of the U.S.  Securities Act of
1933, as amended,  provided by Section 3(a)(10) thereof.  Under U.S.  securities laws applicable to such circumstances, ScottishPower shareholders and holders of
ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates  of Iberdrola  after,  the Effective  Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola ordinary shares and any new Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the  transaction  have not been and will not be  registered  under the US  Securities  Act or under the relevant securities  laws of any state or territory or other  jurisdiction  of the United
States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary Statement Regarding Forward Looking Statements:

The  documents  relating  to  the  Offer  contain  forward-looking   statements,
including for the purposes of the US Private  Securities  Litigation Reform Act.
All statements  other than statements of historical  facts included in documents relating to the Offer may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans',
'believes',    'expects',    'aims',   'intends',   'will',   'should',   'may',
'anticipates',  'estimates', 'synergies', 'cost savings', 'projects', 'strategy'
or  words  or  terms  of  similar   substance  or  the   negative   thereof  are
forward-looking   statements.   Forward-looking  statements  include  statements
relating  to the  following  (i) the  expected  timetable  for  completing  this
transaction,   future  capital  expenditures,   expenses,   revenues,  earnings,
synergies,  economic performance,  indebtedness,  financial condition,  dividend policy, losses and future prospects of Iberdrola,  ScottishPower or the combined company; (ii) business and management strategies and the expansion and growth of
Iberdrola's,  ScottishPower's or the combined company's operations and potential synergies  resulting  from the  Offer;  and  (iii)  the  effects  of  government regulation on Iberdrola's, ScottishPower's or the combined company's business.

THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE.  THEY
HAVE NOT BEEN REVIEWED BY THE AUDITORS OF IBERDROLA OR OF  SCOTTISHPOWER.  THESE
FORWARD-LOOKING  STATEMENTS  INVOLVE KNOWN AND UNKNOWN RISKS,  UNCERTAINTIES AND
OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF
ANY SUCH  PERSON,  OR INDUSTRY  RESULTS,  TO BE  MATERIALLY  DIFFERENT  FROM ANY
RESULTS,   PERFORMANCE   OR   ACHIEVEMENTS   EXPRESSED   OR   IMPLIED   BY  SUCH
FORWARD-LOOKING  STATEMENTS.  THESE  FORWARD-LOOKING  STATEMENTS  ARE  BASED  ON
NUMEROUS  ASSUMPTIONS  REGARDING THE PRESENT AND FUTURE  BUSINESS  STRATEGIES OF
SUCH PERSONS AND THE  ENVIRONMENT IN WHICH EACH WILL OPERATE IN THE FUTURE.  YOU
ARE CAUTIONED  NOT TO PLACE UNDUE  RELIANCE ON THE  FORWARD-LOOKING  STATEMENTS,
WHICH SPEAK ONLY AS OF THE DATE THEY WERE MADE. ALL  SUBSEQUENT  ORAL OR WRITTEN
FORWARD-LOOKING  STATEMENTS ATTRIBUTABLE TO IBERDROLA OR SCOTTISHPOWER OR ANY OF
THEIR RESPECTIVE MEMBERS, DIRECTORS,  OFFICERS,  EMPLOYEES OR ANY PERSONS ACTING
ON THEIR  BEHALF ARE  EXPRESSLY  QUALIFIED IN THEIR  ENTIRETY BY THE  CAUTIONARY
STATEMENT ABOVE. ALL  FORWARD-LOOKING  STATEMENTS INCLUDED IN DOCUMENTS RELATING
TO THE OFFER ARE BASED ON  INFORMATION  AVAILABLE TO  SCOTTISHPOWER  ON THE DATE
HEREOF.  INVESTORS  SHOULD  NOT PLACE  UNDUE  RELIANCE  ON SUCH  FORWARD-LOOKING
STATEMENTS,  AND  SCOTTISHPOWER  DOES NOT UNDERTAKE  ANY  OBLIGATION TO PUBLICLY
UPDATE OR REVISE  ANY  FORWARD-LOOKING  STATEMENTS,  WHETHER  AS A RESULT OF NEW
INFORMATION, FUTURE EVENTS OR OTHERWISE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: December 12, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary